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SEC FILE NUMBER 001-31518

CUSIP NUMBER 88031M109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tenaris S.A.

Full Name of Registrant

Former Name if Applicable

29 Avenue de la Porte-Neuve, 3rd floor

Address of Principal Executive Office (Street and Number)

L-2227 Luxembourg

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form | | N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tenaris S.A. (“Tenaris”) was unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2014 by April 30, 2015 without unreasonable effort or expense, because it is working to resolve certain outstanding comments that Tenaris has received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the carrying value of Tenaris’s investment in Usiminas.

As part of its regular reviews of Tenaris’s filings of financial statements, the Staff of the Commission has issued comments regarding the carrying value of Tenaris’s investment in Usiminas, including seeking explanations on Tenaris’s value in use calculations and on the differences between value in use and certain fair value indicators. After receiving the Staff’s comments, Tenaris provided additional information to the Staff supporting Tenaris’s accounting treatment of the Usiminas investment under IFRS as of September 30, 2014, and Tenaris had further discussions with members of the Staff.

Discussions with the Staff continue. Tenaris believes that its accounting of the Usiminas investment is in accordance with IFRS; however, if it is determined after the conclusion of this process that an additional impairment of the investment in Usiminas should be recorded in 2014, Tenaris could be required to restate its financial statements for the year ended December 31, 2014. A restatement of the 2014 financial statements could also result in a restatement of the financial statements for the first quarter of 2015.

The value of Tenaris’s investment in Usiminas, which was determined by the application of IFRS and tested for impairment using the value in use calculation as per IAS 36, amounted to $284 million as of September 30, 2014, $209 million as of December 31, 2014 and $153 million as of March 31, 2015. The carrying value of the Usiminas investment as of March 31, 2015 amounted to $153 million, representing a 1.2% of Tenaris’s net worth.

For more information on the carrying value of the Usiminas investment, see note 12 to Tenaris’s consolidated financial statements as of March 31, 2015, which have been furnished to the Commission under Form 6-K on April 30, 2015.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Juan Pandolfi	+352	26 47 89 78
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 3 0 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in Part III above, if it is determined after the conclusion of Tenaris’s discussions with the Staff that an additional impairment of the investment in Usiminas should be recorded in 2014, Tenaris could be required to restate its financial statements for the year ended December 31, 2014. See Part III for further information.

Tenaris S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 30, 2015	By	/s/ Cecilia Bilesio

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

(1)	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

(2)	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

(3)	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

(4)	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

(5)	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

(6)	Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).